Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 - 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

May 24, 2021

Item 3.	News Release

The Company disseminated a news release in respect of the material change on May 25, 2021 via Cision (Canada News Wire). The news release was filed under the profile of the Company on SEDAR at www.sedar.com on May 25, 2021.

Item 4.	Summary of the Material Change

The Company announced that wall movements have been detected in the west wall of the south-central portion of the Urucum Central South (“UCS”) open pit at Tucano, the Company’s wholly-owned mining operation in Brazil. Heavy rainfall, well above seasonal average, triggered higher phreatic levels in the west wall impacting slope stability. In order to ensure health and safety for workers, mining activities in UCS were temporarily halted. The mill will continue to receive ore from the Urucum North open pit and from stockpiles. Activities are underway to improve wall stability, including unloading additional waste material and improving drainage from the upper benches.

The Company’s preliminary assessment is that 2021 production at Tucano will be reduced by approximately 10,000 gold ounces (“Au oz”) to 100,000 - 110,000 Au oz. The second half of 2021 is expected to account for 60% of this guidance. Similarly, 2021 consolidated guidance is being reduced by 10,000 Au oz to 125,000 to 140,000 gold equivalent ounces. All-in-sustaining costs (excluding corporate general and administrative expenses) are expected to increase to $1,450 - $1,550 per Au oz sold.

Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change

The Company reported that wall movements have been detected in the west wall of the south-central portion of UCS at Tucano, the Company’s wholly-owned mining operation in Brazil. Heavy rainfall, well above seasonal average, triggered higher phreatic levels in the west wall impacting slope stability. In order to ensure health and safety for workers, mining activities in UCS were temporarily halted. The mill will continue to receive ore from the Urucum North open pit and from stockpiles.

Activities are underway to improve wall stability, including unloading additional waste material and improving drainage from the upper benches. The Company expects this additional waste movement will impact ore mining in UCS throughout Q2 and Q3 2021. These activities are being carried out with monitoring of movement by radar and within strict safety protocols. Water levels are being monitored closely, and preparations are being made for horizontal drainage holes that may be required in the lower part of the west wall.

The Company’s preliminary assessment is that 2021 production at Tucano will be reduced by approximately 10,000 gold ounces (“Au oz”) to 100,000 - 110,000 Au oz. The second half of 2021 is expected to account for 60% of this guidance. All-in-sustaining costs (excluding corporate general and administrative expenses) (“AISC”) are expected to increase to $1,450 - $1,550 per Au oz sold. Revised 2021 consolidated guidance is stated in the table below.

Revised 2021 Consolidated Guidance

	Tucano		Mexico		Consolidated
	Budget	Revised	Budget	Revised	Budget	Revised
Au eq oz(1)	110,000 - 120,000	100,000 - 110,000	25,000 - 30,000	25,000 - 30,000	135,000 - 150,000	125,000 - 140,000
Ag oz (000)	-	-	1,500 - 1,600	1,500 - 1,600	1,500 - 1,600	1,500 - 1,600
Au oz	110,000 - 120,000	100,000 - 110,000	8,000 - 10,000	8,000 - 10,000	118,000 - 130,000	108,000 - 120,000
AISC ($/Au oz sold)(2)	$1,350 - 1,450	$1,450 - 1,550	N/A	N/A	$1,350 - 1,450	$1,450 - 1,550
(1)	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.
(2)	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate general and administrative expenditures, and reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-Generally Accepted Accounting Principle (“non-GAAP”) measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by International Accounting Reporting Standards (“IFRS”) as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Company’s Management Discussion and Analysis for the three months ended March 31, 2021 for a reconciliation of AISC to the Company’s financial statement measures. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.30. Actual results may differ.
(3)	The revised production and cost guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to successfully regain and maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan, such that ore mining can recommence in the UCS pit in Q3 2021 and continued thereafter without additional costs or significant interruption, as well as permitting of additional tailings storage capacity at the GMC before June 30, 2021.

The revised production and cost guidance estimates are forward-looking statements and information subject to assumptions and risks and uncertainties associated therewith. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of the Company’s new release dated May 25, 2021 which is incorporated by reference in this Material Change Report. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51 - 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert Henderson

President and Chief Executive Officer

Telephone: 604-608-1766

Item 9.	Date of Report

June 1, 2021